Exhibit 99.2 - Stantec Inc.'s Unaudited Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

		September 30, 2024	December 31, 2023	January 1, 2023
		$	$	$
(In millions of Canadian dollars)	Notes		(Note 3.c)[1]	(Note 3.c)[1]
ASSETS
Current
Cash and cash equivalents		262.5	352.9	148.3
Trade and other receivables	5	1,142.8	1,063.5	1,028.0
Unbilled receivables		871.8	623.8	553.4
Contract assets		130.4	88.8	83.9
Income taxes recoverable		136.3	72.6	65.4
Prepaid expenses		60.0	53.8	48.6
Other assets	7	18.0	17.1	10.2
Total current assets		2,621.8	2,272.5	1,937.8
Non-current
Property and equipment		296.6	267.5	250.7
Lease assets	4	482.4	442.9	470.4
Goodwill	4	2,636.7	2,073.6	2,032.6
Intangible assets	4	437.6	265.7	320.4
Net employee defined benefit asset		79.6	72.3	57.4
Deferred tax assets		87.4	92.6	45.2
Other assets	7	297.4	279.2	224.6
Total assets		6,939.5	5,766.3	5,339.1
LIABILITIES AND EQUITY
Current
Bank indebtedness	8,13	25.3	23.6	65.4
Trade and other payables		987.4	842.4	784.8
Lease liabilities		110.0	101.3	99.0
Deferred revenue		433.8	397.5	327.7
Income taxes payable		26.7	21.4	25.9
Long-term debt	8,13	180.4	124.0	23.2
Provisions	9	44.1	51.7	48.1
Other liabilities	10	43.7	55.0	36.0
Total current liabilities		1,851.4	1,616.9	1,410.1
Non-current
Lease liabilities	4	539.7	477.8	522.4
Long-term debt	8,13	1,475.8	974.2	1,157.1
Provisions	9	174.1	134.8	149.7
Net employee defined benefit liability		28.1	29.5	32.3
Deferred tax liabilities		95.2	26.4	35.0
Other liabilities	10	41.9	55.6	40.7
Total liabilities		4,206.2	3,315.2	3,347.3
Total shareholders’ equity		2,733.3	2,451.1	1,991.8
Total liabilities and equity		6,939.5	5,766.3	5,339.1
See accompanying notes
1 Revised for change in accounting policy (see Note 3.c)

F-1	Stantec Inc.

Interim Condensed Consolidated Statements of Income
(Unaudited)

		For the quarter ended September 30,		For the three quarters ended September 30,
		2024	2023	2024	2023
		$	$	$	$
(In millions of Canadian dollars, except per share amounts)	Notes		(Note 3.c)[1]		(Note 3.c)[1]
Gross revenue		1,929.4	1,693.2	5,540.5	4,870.6
Less subconsultant and other direct expenses		404.6	376.4	1,152.3	1,046.6

Net revenue		1,524.8	1,316.8	4,388.2	3,824.0
Direct payroll costs	14	696.7	595.7	2,005.9	1,748.9

Project margin		828.1	721.1	2,382.3	2,075.1

Administrative and marketing expenses	11,13,14	571.6	490.8	1,695.8	1,477.5
Depreciation of property and equipment		17.4	14.8	50.4	45.0
Depreciation of lease assets		31.7	30.1	95.2	91.2
Amortization of intangible assets		36.7	25.6	99.5	78.3
Net impairment (reversal) of lease assets	6	13.7	(0.8)	30.6	(2.9)
Net interest expense and other net finance expense	15	26.9	26.2	78.5	70.7
Other (income) expenses	16	(2.1)	4.0	(6.9)	(1.3)

Income before income taxes		132.2	130.4	339.2	316.6

Income taxes
Current		3.4	43.1	56.7	102.7
Deferred		25.6	(14.0)	19.0	(32.1)

Total income taxes		29.0	29.1	75.7	70.6

Net income for the period		103.2	101.3	263.5	246.0

Weighted average number of shares outstanding - basic and diluted		114,066,995	110,958,545	114,066,995	110,955,101

Shares outstanding, end of the period		114,066,995	110,958,545	114,066,995	110,958,545

Earnings per share - basic and diluted		0.90	0.91	2.31	2.22
See accompanying notes
1 Revised for change in accounting policy (see Note 3.c)

F-2	Stantec Inc.

Interim Condensed Consolidated Statements
of Comprehensive Income
(Unaudited)

		For the quarter ended September 30,		For the three quarters ended September 30,
		2024	2023	2024	2023
		$	$	$	$
(In millions of Canadian dollars)	Notes		(Note 3.c)[1]		(Note 3.c)[1]
Net income for the period		103.2	101.3	263.5	246.0
Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations	13	8.3	39.7	91.4	(10.1)
Net unrealized gain (loss) on financial instruments	7,13	2.4	(3.0)	(1.0)	(2.0)

Other comprehensive income (loss) for the period, net of tax		10.7	36.7	90.4	(12.1)

Total comprehensive income for the period, net of tax		113.9	138.0	353.9	233.9
See accompanying notes
1 Revised for change in accounting policy (see Note 3.c)

F-3	Stantec Inc.

Interim Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited)

	Shares Outstanding (note 11)	Share Capital	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In millions of Canadian dollars, except shares)	#	$	$	$	$	$

Balance, December 31, 2022 as originally presented	110,809,020	983.8	6.7	1,154.9	140.6	2,286.0
Change in accounting policy (Note 3.c)[1]				(270.9)	(23.3)	(294.2)
Revised balance, January 1, 2023	110,809,020	983.8	6.7	884.0	117.3	1,991.8
Net income (Note 3.c)[1]				246.0		246.0
Other comprehensive loss (Note 3.c)[1]					(12.1)	(12.1)
Total comprehensive income (Note 3.c)[1]				246.0	(12.1)	233.9
Share options exercised for cash	278,561	9.3				9.3
Share-based compensation			0.4			0.4
Shares repurchased under Normal Course Issuer Bid	(129,036)	(1.2)		(8.8)		(10.0)
Fair value reclass of share options exercised		1.6	(1.6)			—
Dividends declared				(64.9)		(64.9)

Balance, September 30, 2023	110,958,545	993.5	5.5	1,056.3	105.2	2,160.5

Balance, December 31, 2023 as originally presented	114,066,995	1,271.3	5.5	1,390.1	89.7	2,756.6
Change in accounting policy (Note 3.c)[1]				(285.5)	(20.0)	(305.5)
Revised balance, December 31, 2023	114,066,995	1,271.3	5.5	1,104.6	69.7	2,451.1
Net income				263.5		263.5
Other comprehensive income					90.4	90.4
Total comprehensive income				263.5	90.4	353.9
Dividends declared				(71.7)		(71.7)

Balance, September 30, 2024	114,066,995	1,271.3	5.5	1,296.4	160.1	2,733.3
See accompanying notes
1 Revised for change in accounting policy (see Note 3.c)

F-4	Stantec Inc.

Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

		For the quarter ended September 30,		For the three quarters ended September 30,
		2024	2023	2024	2023
		$	$	$	$
(In millions of Canadian dollars)	Notes		(Note 3.c)[1]		(Note 3.c)[1]
OPERATING ACTIVITIES
Net income		103.2	101.3	263.5	246.0
Add (deduct) items not affecting cash:
Depreciation of property and equipment		17.4	14.8	50.4	45.0
Depreciation of lease assets		31.7	30.1	95.2	91.2
Amortization of intangible assets		36.7	25.6	99.5	78.3
Deferred income taxes		25.6	(14.0)	19.0	(32.1)
Share-based compensation	11	4.6	12.6	30.1	40.2
Provisions	9	10.6	10.3	51.4	34.0
Other non-cash items		10.3	6.6	23.7	(9.2)
		240.1	187.3	632.8	493.4
Trade and other receivables		(21.4)	(70.1)	22.5	(32.0)
Unbilled receivables		(92.8)	(32.7)	(205.4)	(208.5)
Contract assets		(10.0)	(0.3)	(41.6)	(11.7)
Prepaid expenses		12.6	10.5	7.5	(1.7)
Income taxes net recoverable		(24.0)	26.2	(63.2)	(9.5)
Trade and other payables and other accruals		59.2	57.0	(47.7)	(5.0)
Deferred revenue		15.2	34.8	(8.6)	35.9
		(61.2)	25.4	(336.5)	(232.5)
Net cash flows from operating activities		178.9	212.7	296.3	260.9
INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	4	—	—	(555.0)	(75.6)
Purchase of investments held for self-insured liabilities	7	(6.4)	(18.8)	(28.9)	(69.8)
Proceeds from sale of investments held for self-insured liabilities	7	6.8	13.3	68.4	45.1
Purchase of property and equipment and intangible assets		(35.1)	(39.9)	(95.9)	(80.3)
Other		2.0	(1.1)	6.2	5.7
Net cash flows used in investing activities		(32.7)	(46.5)	(605.2)	(174.9)
FINANCING ACTIVITIES
Net proceeds from issue of senior unsecured notes and bilateral term credit facility	8,17	—	—	—	348.8
Net (repayment of) proceeds from revolving credit facility	17	(32.0)	(158.5)	457.0	(187.9)
Repayment of notes payable and other financing obligations	17	(5.8)	(3.3)	(90.9)	(24.1)
Net repayment of bank indebtedness		(9.4)	(7.9)	—	(37.9)
Net lease payments	17	(31.9)	(32.8)	(86.1)	(94.2)
Payment of dividends to shareholders	11	(23.9)	(21.6)	(70.1)	(63.3)
Other		—	—	—	(0.7)
Net cash flows (used in) from financing activities		(103.0)	(224.1)	209.9	(59.3)
Foreign exchange gain (loss) on cash held in foreign currency		1.1	2.1	8.6	(3.0)
Net increase (decrease) in cash and cash equivalents		44.3	(55.8)	(90.4)	23.7
Cash and cash equivalents, beginning of the period		218.2	227.8	352.9	148.3
Cash and cash equivalents, end of the period		262.5	172.0	262.5	172.0
See accompanying notes
1 Revised for change in accounting policy (see Note 3.c)

F-5	Stantec Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2024	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed
Consolidated Financial Statements

1.Corporate Information
The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc., its subsidiaries, and its structured entities (the Company) for the quarter and three quarters ended September 30, 2024, were authorized for issuance in accordance with a resolution of the Company’s Audit and Risk Committee on November 7, 2024. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 300, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

Stantec is a global design and delivery leader in sustainable engineering, architectural planning, and environmental services. As a trusted advisor for our clients and communities, Stantec’s multidisciplinary teams address climate change, urbanization, and infrastructure resiliency. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2.Basis of Preparation
These consolidated financial statements for the quarter and three quarters ended September 30, 2024 were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. These consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2023 annual consolidated financial statements. These consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest million ($000,000), except where otherwise indicated.

The accounting policies applied when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the annual consolidated financial statements for the year ended December 31, 2023 except as described in note 3.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of revenues, expenses, assets, and liabilities. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2023 annual consolidated financial statements.

3.Recent Accounting Pronouncements and Changes to Accounting Policies
a) Recent adoptions
The following amendments became effective on January 1, 2024 and did not have a material impact on the Company's consolidated financial statements:

•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) that aimed to promote consistency by helping companies determine whether debt and other liabilities with an uncertain settlement date should be classified as current or non-current in the statement of financial position. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1) that provided guidance on how covenants may affect an entity's right to defer

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2024	F-7	Stantec Inc.

settlement of a liability for at least twelve months after the reporting period, which may determine whether a liability should be presented as current or non-current.

•In September 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments addressed the measurement requirements for sale and leaseback transactions. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains.

•In May 2023, the IASB issued Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7), which introduced new disclosure requirements related to an entity's use of supplier finance arrangements.

In April 2024, the IFRS Interpretations Committee (IFRIC) issued an agenda decision on Payments Contingent on Continued Employment during Handover Periods (IFRS 3). See section c) Change in accounting policy for the adoption impact.

b) Future adoptions
The standards, amendments, and interpretations issued before 2024 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2023 annual consolidated financial statements. In addition, the following were issued during 2024:

•In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1 Presentation of Financial Statements and will be accompanied by limited amendments to IAS 7 Statement of Cash Flows. IFRS 18 will introduce a defined structure for the statement of profit or loss and add disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. The standard will be effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted.

•In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The amendments clarify that financial liabilities are derecognized on the settlement date, subject to an accounting policy choice for certain financial liabilities settled through an electronic payment system; clarify the classification and measurement requirements for financial assets with Environmental, Social, and Governance linked and non-recourse features; and add certain disclosure requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted, applied retrospectively.

•In July 2024, the IFRIC issued an agenda decision on Disclosure of Revenues and Expenses for Reportable Segments (IFRS 8 Operating Segments). The agenda decision clarifies the requirements to disclose certain specified items of profit or loss if these are included in the measure of segment profit or loss reviewed by the chief operating decision maker (CODM), or are otherwise regularly provided to the CODM, even if not included in that measure of segment profit or loss, and the requirement to disclose 'material items of income and expense'.

The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements.

c) Change in accounting policy
IFRS 3 Business Combinations requires contingent payments (including deferred payments) to employees or selling shareholders to be treated as contingent consideration in a business combination or as separate transactions, depending on the nature of the payments. In April 2024, the IFRS Interpretations Committee (IFRIC) issued an agenda decision on Payments Contingent on Continued Employment during Handover Periods (IFRS 3). The agenda

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2024	F-8	Stantec Inc.

decision provided clarification on how automatic forfeiture should be applied to payments in a business combination which may be contingent on the sellers' continued employment.

Historically the Company issued notes payable as purchase consideration that were contingent on selling shareholders complying with the terms of the acquisition agreement. Effective September 30, 2024, the Company performed a reassessment of historical acquisitions based on the IFRIC clarification, and revised the accounting for certain historical notes payable from purchase consideration to compensation for post-combination services. The Company has also changed the terms used in recent acquisition agreements to clarify that adjustments to the notes payable are not contingent on continued employment but adjusted based on factors relevant to the performance of the business. The reassessment was applied as a change in accounting policy, retrospectively to all prior periods presented. The impacts on the Company’s consolidated financial statements were as follows:

Consolidated Statements of Financial Position

	December 31, 2023 (as previously stated)	Increase (Decrease)	December 31, 2023 (revised)	January 1, 2023 (as previously stated)	Increase (Decrease)	January 1, 2023 (revised)
	$	$	$	$	$	$
Non-current assets
Goodwill: Canada	359.5	(65.7)	293.8	359.5	(65.7)	293.8
United States	1,452.4	(136.4)	1,316.0	1,408.0	(139.6)	1,268.4
Global	572.1	(108.3)	463.8	578.9	(108.5)	470.4
Total Goodwill	2,384.0	(310.4)	2,073.6	2,346.4	(313.8)	2,032.6
Total assets	6,076.7	(310.4)	5,766.3	5,652.9	(313.8)	5,339.1

Current liabilities
Trade and other payables	818.5	23.9	842.4	755.7	29.1	784.8
Long-term debt	146.7	(22.7)	124.0	52.2	(29.0)	23.2
Non-current liabilities
Long-term debt	982.3	(8.1)	974.2	1,183.6	(26.5)	1,157.1
Deferred tax liabilities	24.4	2.0	26.4	28.2	6.8	35.0
Total liabilities	3,320.1	(4.9)	3,315.2	3,366.9	(19.6)	3,347.3

Total shareholders' equity	2,756.6	(305.5)	2,451.1	2,286.0	(294.2)	1,991.8
Total liabilities and equity	6,076.7	(310.4)	5,766.3	5,652.9	(313.8)	5,339.1

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2024	F-9	Stantec Inc.

Consolidated Statements of Income

	For the quarter ended September 30, 2023 (as previously stated)	Increase (Decrease)	For the quarter ended September 30, 2023 (revised)	For the three quarters ended September 30, 2023 (as previously stated)	Increase (Decrease)	For the three quarters ended September 30, 2023 (revised)
	$	$	$	$	$	$
Administrative and marketing expenses	487.1	3.7	490.8	1,462.7	14.8	1,477.5
Income before income taxes	134.1	(3.7)	130.4	331.4	(14.8)	316.6
Deferred income taxes	(12.9)	(1.1)	(14.0)	(28.1)	(4.0)	(32.1)
Net income for the period	103.9	(2.6)	101.3	256.8	(10.8)	246.0
Earnings per share, basic and diluted	0.94	(0.03)	0.91	2.31	(0.09)	2.22

Consolidated Statements of Comprehensive Income

	For the quarter ended September 30, 2023 (as previously stated)	Increase (Decrease)	For the quarter ended September 30, 2023 (revised)	For the three quarters ended September 30, 2023 (as previously stated)	Increase (Decrease)	For the three quarters ended September 30, 2023 (revised)
	$	$	$	$	$	$
Exchange differences on translation of foreign operations	42.9	(3.2)	39.7	(12.4)	2.3	(10.1)
Other comprehensive income (loss) for the period, net of tax	39.9	(3.2)	36.7	(14.4)	2.3	(12.1)
Total comprehensive income for the period, net of tax	143.8	(5.8)	138.0	242.4	(8.5)	233.9

Consolidated Statements of Cash Flows

	For the quarter ended September 30, 2023 (as previously stated)	Increase (Decrease)	For the quarter ended September 30, 2023 (revised)	For the three quarters ended September 30, 2023 (as previously stated)	Increase (Decrease)	For the three quarters ended September 30, 2023 (revised)
	$	$	$	$	$	$
Net income	103.9	(2.6)	101.3	256.8	(10.8)	246.0
Deferred income taxes	(12.9)	(1.1)	(14.0)	(28.1)	(4.0)	(32.1)
Trade and other payables and other accruals	54.0	3.0	57.0	0.4	(5.4)	(5.0)
Net cash flows from operating activities	213.4	(0.7)	212.7	281.1	(20.2)	260.9
Repayment of notes payable and other financing obligations	(4.0)	0.7	(3.3)	(44.3)	20.2	(24.1)
Net cash flows used in financing activities	(224.8)	0.7	(224.1)	(79.5)	20.2	(59.3)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2024	F-10	Stantec Inc.

4. Business Acquisitions
On January 8, 2024, the Company acquired all of the shares of ZETCON Ingenieure GmbH (ZETCON), for cash consideration and notes payable. ZETCON is a 645-person engineering firm headquartered in Bochum, Germany. This addition further strengthened the Company's Infrastructure operations in the group of Global cash-generating units (CGUs).

On February 9, 2024, the Company acquired all of the shares of Morrison Hershfield Group Inc. (Morrison Hershfield), for cash consideration and notes payable. Morrison Hershfield is a 1,150-person engineering and management firm headquartered in Markham, Ontario. This addition further strengthened the Company's Infrastructure, Buildings, Environmental Services, and Water operations in Canada and the United States CGUs.

On April 30, 2024, the Company acquired all of the shares of Hydrock Holdings Limited (Hydrock), for cash consideration and notes payable. Hydrock is a 950-person integrated engineering design firm headquartered in Bristol, England. This addition further strengthened the Company's Energy & Resources, Buildings, and Infrastructure operations in the Global group of CGUs.

Details of the consideration transferred and the fair value of the identifiable assets and liabilities acquired at the dates of acquisition, including measurement period adjustments for prior acquisitions, were as follows:

	Notes	Total $

Cash consideration		581.0
Notes payable	8	90.7
Consideration		671.7

Cash consideration		581.0
Cash acquired		26.0
Net cash paid		555.0

Assets and liabilities acquired
Cash		26.0
Non-cash working capital
Trade receivables		92.1
Unbilled receivables		25.5
Trade and other payables		(61.6)
Deferred revenue		(35.0)
Other non-cash working capital		12.9
Lease assets		60.8
Intangible assets		177.3
Lease liabilities		(57.3)
Long-term debt		(44.5)
Provisions	9	(23.4)
Deferred tax liabilities		(55.7)
Other		49.2
Total identifiable net assets at fair value		166.3
Goodwill arising on acquisitions		505.4

Deferred consideration is included as notes payable and has been assessed as part of the business combination and recognized at fair value at the acquisition date.

Trade receivables and unbilled receivables are recognized at fair value at the time of acquisition, and their fair value approximates their net carrying value.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2024	F-11	Stantec Inc.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Goodwill of $210.6 and intangible assets of $80.0 were allocated to ZETCON, goodwill of $177.1 and intangible assets of $57.0 were allocated to Morrison Hershfield, and goodwill of $117.7 and intangible assets of $40.3 were allocated to Hydrock. None of the goodwill and intangible assets arising from the acquisitions are expected to be deductible for income tax purposes.

Gross revenue earned from acquisitions since the acquisition date was $285.7.

The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable to disclose the acquiree's earnings in its consolidated financial statements since the acquisition dates.

Fair value of net assets for current and prior year acquisitions

The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition dates. Management finalized the fair value assessments of assets and liabilities purchased from Environmental Systems Design, Inc. For ZETCON, Morrison Hershfield, and Hydrock, management is reviewing the respective vendors' closing financial statements, purchase adjustments, and other outstanding information. Management's preliminary estimates with the most significant aspects remaining to be finalized relate to the valuation of intangible assets and deferred income taxes. Once the outstanding information is received, reviews are completed, and approvals are obtained, the valuation of acquired assets and liabilities will be finalized.

5.Trade and Other Receivables

	September 30, 2024	December 31, 2023
	$	$

Trade receivables, net of expected credit losses of $2.7 (2023 – $2.7)	1,110.2	1,016.1
Holdbacks and other	32.6	47.4
Trade and other receivables	1,142.8	1,063.5

The aging analysis of gross trade receivables is as follows:

	Total	1–30	31–60	61–90	91–120	121+
	$	$	$	$	$	$
September 30, 2024	1,112.9	681.4	232.9	75.9	35.6	87.1
December 31, 2023	1,018.8	503.8	309.0	92.1	31.7	82.2

Information about the Company’s exposure to credit risks for trade and other receivables is included in note 13.

6.Lease Assets
As part of the Company's strategic plan, the real estate lease portfolio was evaluated and resulted in the approval of a formal plan to sublease certain underutilized office spaces. This change in use resulted in $30.6 of net impairment losses during the first three quarters of 2024 based on the value in use method. The impaired lease assets are primarily within the Canada and United States reportable segments.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2024	F-12	Stantec Inc.

7.Other Assets

		September 30, 2024	December 31, 2023
	Note	$	$

Financial assets
Investments held for self-insured liabilities	12,16	182.5	204.5
Holdbacks on long-term contracts		40.3	25.2
Derivative financial instruments	13	18.0	20.0
Other		55.0	28.6
Non-financial assets
Other		19.6	18.0
		315.4	296.3
Less current portion - financial		16.7	15.8
Less current portion - non-financial		1.3	1.3
Long-term portion		297.4	279.2

Financial assets — Other primarily includes sublease receivables, deposits, and insurance recovery assets. Non-financial assets — Other primarily includes investments in joint ventures and associates, transaction costs on long-term debt and investment tax credits.

Investments held for self-insured liabilities include government and corporate bonds that are classified as fair value through other comprehensive income (FVOCI) with unrealized gains (losses) recorded in other comprehensive income (loss). Investments also include equity securities that are classified as fair value through profit and loss with gains (losses) recorded in net income.

8.Long-Term Debt

	September 30, 2024	December 31, 2023
	$	$
		(Note 3.c)
Senior unsecured notes	547.9	547.6
Revolving credit facility	538.0	79.5
Term loan facilities	405.1	408.2
Notes payable	119.7	52.0
Other financing obligations	45.5	10.9
	1,656.2	1,098.2
Less current portion	180.4	124.0
Long-term portion	1,475.8	974.2

Senior unsecured notes
The Company's senior unsecured notes (the notes) consist of:
•$300 of notes that mature on October 8, 2027, bearing interest at a fixed rate of 2.048% per annum; and
•$250 of notes that mature on June 27, 2030, bearing interest at a fixed rate of 5.393% per annum.

The notes rank pari passu with all other debt and future indebtedness of the Company.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2024	F-13	Stantec Inc.

Revolving credit and term loan facilities
The Company has syndicated senior credit facilities, structured as a sustainability-linked loan, consisting of an unsecured senior revolving credit facility in the maximum amount of $800 and an unsecured senior term loan of $310 in two tranches. Additional funds of $600 can be accessed subject to approval and under the same terms and conditions. On June 27, 2024, the Company amended the syndicated senior credit facilities to change certain terms and conditions, including extending the maturity dates for the revolving credit facility from December 8, 2027 to June 27, 2029, the $150 tranche B of the term loan from December 8, 2025 to June 27, 2027, and the $160 tranche C of the term loan from December 8, 2027 to June 27, 2029. The amendments to the terms and conditions were not considered to be substantial. As such, the amendments were accounted for as a debt modification.

The Company's unsecured bilateral term credit facility of $100 matured on June 17, 2024 and has been replaced with a new unsecured bilateral term credit facility of $100 maturing on June 28, 2025.

The revolving credit facility and the term loan facilities may be repaid from time to time at the option of the Company. The average interest rate for the revolving credit facility and term loan facilities at September 30, 2024, was 5.87% (December 31, 2023 – 6.78%).

The Company is subject to restrictive covenants related to its revolving credit facility, term loan facilities, and senior unsecured notes, which are measured quarterly. These covenants are consistent with those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2023. The Company was in compliance with these covenants as at and throughout the three quarters ended September 30, 2024.

Bank indebtedness
The Company has an uncommitted unsecured multicurrency credit facility of up to £20 and an overdraft facility of up to AU$5, repayable on demand. The amount drawn was $25.3 (£14.0)(December 31, 2023 - $23.6 (£14.0)).

Notes payable and other finance obligations
Notes payable consists primarily of notes payable for acquisitions and are due at various times from 2024 to 2027. Repayment is contingent on selling shareholders complying with the terms of the acquisition agreements.

The Company has other financing obligations for software, included in intangible assets, equipment, and leasehold improvements. These obligations expire at various dates before November 2026. Other financing obligations include acquired software additions of $52.4 (September 30, 2023 - $0.6) which have been excluded from the consolidated statement of cash flows (note 17).

Letter of credit and surety facilities
The Company issues letters of credit within its revolving credit facility and has a separate facility outside of its revolving credit facility that provides letters of credit up to $100. At September 30, 2024, $70.5 (December 31, 2023 – $57.0) in aggregate letters of credit outside of the Company’s credit facilities were issued in various currencies. Of these letters of credit, $45.9 (December 31, 2023 – $41.6) expire at various dates before May 2035 and $24.6 (December 31, 2023 – $15.4) have open-ended terms.

The Company has surety facilities related to Construction Services (which was sold in 2018) to accommodate the issuance of bonds for certain types of project work. At September 30, 2024, the Company retained bonds of $7.1 (December 31, 2023 – $16.6) in US funds under these surety facilities that will expire on completion of the associated projects. The estimated completion dates of these projects are before January 2025. Although the Company remains obligated for these instruments, the purchaser of the Construction Services business has indemnified the Company for any obligations that may arise from these bonds.

The Company also has $43.0 (December 31, 2023 - $20.3) in bonds for our continuing operations that will expire on completion of the associated projects. The estimated completion dates of these projects are before August 2029.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2024	F-14	Stantec Inc.

9.Provisions

	Self- insured liabilities	Claims	Lease restoration	Onerous contracts	Total
	$	$	$	$	$

January 1, 2024	86.6	46.7	28.5	24.7	186.5
Current period provisions	37.6	9.8	2.5	5.8	55.7
Acquisitions	—	19.5	1.4	2.5	23.4
Paid or otherwise settled	(18.5)	(16.0)	(3.9)	(12.8)	(51.2)
Impact of foreign exchange	1.8	1.4	0.5	0.1	3.8
	107.5	61.4	29.0	20.3	218.2
Less current portion	11.0	18.3	5.1	9.7	44.1
Long-term portion	96.5	43.1	23.9	10.6	174.1

10.Other Liabilities

		September 30, 2024	December 31, 2023
	Note	$	$

Cash-settled share-based compensation	11	70.7	95.5
Other		14.9	15.1
		85.6	110.6
Less current portion		43.7	55.0
Long-term portion		41.9	55.6

11.Share Capital

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares
The Company has approval to repurchase up to 2,281,339 common shares and an Automatic Share Purchase Plan (ASPP) which allows a broker, in its sole discretion and based on the parameters established by the Company, to purchase common shares for cancellation under the Normal Course Issuer Bid (NCIB) at any time during predetermined trading blackout periods. As at September 30, 2024 and December 31, 2023, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2024	F-15	Stantec Inc.

Dividends
Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends paid in 2024:

			Dividend per Share	Paid
Date Declared	Record Date	Payment Date	$	$
November 9, 2023	December 29, 2023	January 16, 2024	0.195	22.3
February 28, 2024	March 28, 2024	April 15, 2024	0.210	23.9
May 8, 2024	June 28, 2024	July 15, 2024	0.210	23.9
August 7, 2024	September 27, 2024	October 15, 2024	0.210	—

At September 30, 2024, trade and other payables included $23.9 related to the dividends declared on August 7, 2024.

Share-based payment transactions

During the third quarter of 2024, the Company recognized a net share-based compensation expense of $4.6 (September 30, 2023 - $12.6) in administrative and marketing expenses in the consolidated statements of income, comprised of share-based compensation expense of $2.5 (September 30, 2023 - $13.2) and a hedge impact of $2.1 (September 30, 2023 - $0.6) (note 13).

During the first three quarters of 2024, the Company recognized a net share-based compensation expense of $30.1 (September 30, 2023 - $40.2) in administrative and marketing expenses in the consolidated statements of income, comprised of share-based compensation expense of $33.4 (September 30, 2023 - $48.7) offset by a hedge impact of $3.3 (September 30, 2023 - $8.5) (note 13).

During the first three quarters of 2024, the Company granted 126,023 Performance Share Units (PSUs) at a fair value of $13.9 (September 30, 2023 - 177,897 units for $15.7). The performance objectives for 2024 PSU grants include an adjusted earnings per share growth target and a total shareholder return relative to the Company's peer group, each with a 50% weighting. The Company also granted 116,111 Restricted Share Units (RSUs) at a fair value of $13.3 (September 30, 2023 - 118,259 units for $9.5) under the same terms, conditions, and vesting requirements as the units issued in 2023.

During the first three quarters of 2024, 229,024 PSUs were paid at a value of $41.6 (September 30, 2023 - 284,209 PSUs were paid at a value of $28.2), 114,329 RSUs were paid at a value of $13.8 (September 30, 2023 - 127,173 RSUs were paid at a value of $10.2), and 24,414 DSUs were paid at a value of $2.7 (September 30, 2023 - 24,081 DSUs were paid at a value of $1.6).

12.Fair Value Measurements
All financial instruments carried at fair value are categorized into one of the following:
•Level 1 – quoted market prices
•Level 2 – valuation techniques (market observable)
•Level 3 – valuation techniques (non-market observable)
When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2024	F-16	Stantec Inc.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period.

In the first three quarters of 2024, no changes were made to the method of determining fair value and no transfers were made between levels of the hierarchy.

The following tables summarize the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis:

		Carrying Amount	Level 1	Level 2	Level 3
At September 30, 2024	Notes	$	$	$	$
Assets
Investments held for self-insured liabilities	7	182.5	—	182.5	—
Derivative financial instruments	7,13	18.0	—	18.0	—
Liabilities
Notes payable	8	119.7	—	—	119.7

		Carrying Amount	Level 1	Level 2	Level 3
At December 31, 2023	Notes	$	$	$	$
Assets
Investments held for self-insured liabilities	7	204.5	—	204.5	—
Derivative financial instruments	7,13	20.0	—	20.0	—
Liabilities
Notes payable	3,8	52.0	—	—	52.0

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from observable quoted prices of the equities owned that are traded in an active market.

The fair value of notes payable is not based on observable market data and as such, the valuation method is classified as level 3 in the fair value hierarchy. For payments with terms greater than one year, the estimated liability is discounted using an appropriate rate of interest.

The following tables summarize the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis:

		Carrying Amount	Level 1	Level 2	Level 3
At September 30, 2024	Note	$	$	$	$
Senior unsecured notes	8	547.9	—	550.8	—

At December 31, 2023
Senior unsecured notes	8	547.6	—	523.2	—

The fair value of senior unsecured notes is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2024	F-17	Stantec Inc.

13.Financial Instruments
a)Derivative financial instruments

Total return swaps on share-based compensation units
The Company has total return swap (TRS) agreements with a financial institution to manage its exposure to changes in the fair value of the Company's shares for certain cash-settled share-based payment obligations. The Company has designated the TRSs related to its RSUs as a cash flow hedge, with a notional amount of $25.5 maturing between 2025 and 2027. During the first three quarters of 2024, the TRSs related to the Company's RSUs had a gain of $1.2 ($0.9 net of tax) in other comprehensive income (loss) and reclassified a gain of $3.9 to the consolidated statements of income, in administrative and marketing expenses (September 30, 2023 - a gain of $7.5 ($5.8 net of tax) and reclassified a gain of $4.5). The TRSs related to the Company's PSUs and DSUs, for which hedge accounting was not applied, had an unrealized loss of $0.6 (September 30, 2023 – unrealized gain of $4.0) which was recognized in administrative and marketing expenses in the consolidated statements of income.

b)Nature and extent of risks
The conflicts in Ukraine and the Middle East have had adverse financial impacts on the global economy, but the Company has not seen a significant increase to its risk exposure. Management continues to closely monitor the impacts on the Company’s risk exposure and will adjust its risk management approach as necessary.

Credit risk
Assets that subject the Company to credit risk consist primarily of cash and cash equivalents, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, and other financial assets. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at September 30, 2024, was $2,703.3 (December 31, 2023 – $2,407.3).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of the Company’s investment portfolio. Substantially all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At September 30, 2024, the days of revenue in trade receivables was 53 days (December 31, 2023 – 59 days).

Price risk
The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified. For the Company's investments held for self-insured liabilities, a 5% increase or decrease in equity prices at September 30, 2024, would increase or decrease the Company’s net income by $2.5 (September 30, 2023 - $2.8), respectively.

The Company is also exposed to changes in its share price arising from its cash-settled share-based payments as the Company's obligation under these arrangements are based on the price of the Company's shares. The Company mitigates a portion of its exposure to this risk for its PSUs, RSUs, and DSUs by entering into TRSs.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2024	F-18	Stantec Inc.

Liquidity risk
The Company meets its liquidity needs through various sources, including cash generated from operations, issuing senior unsecured notes, borrowings from its $800 revolving credit facility, term loan facilities, bilateral, multicurrency, and overdraft credit facilities, and the issuance of common shares. The unused capacity of the credit facilities at September 30, 2024, was $273.5 (December 31, 2023 – $732.7) and the Company also has access to additional funds of $600 under its syndicated credit facilities (note 8). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

Interest rate risk
The Company is subject to interest rate cash flow risk to the extent that its credit and term loan facilities are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. If the interest rate on the Company’s credit and term loan facilities at September 30, 2024, was 1% higher or lower, with all other variables held constant, net income would decrease or increase by $5.6 (September 30, 2023 - $4.5), respectively.

Foreign exchange risk
Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, bank indebtedness, trade and other payables, and long-term debt) held in the Company's Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, from time to time, through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. During the first three quarters of 2024, the Company recorded exchange gains on translation of foreign operations of $91.4 through other comprehensive income (loss), of which $57.8 related to goodwill. The Company does not hedge for this foreign exchange risk.

14.Employee Costs

		For the quarter ended September 30,		For the three quarters ended September 30,
		2024	2023	2024	2023
		$	$	$	$
	Note		(Note 3.c)		(Note 3.c)
Wages, salaries, and benefits		1,092.0	933.0	3,167.8	2,753.2
Contingent employment payments	3	1.2	3.7	5.9	14.8
Pension costs		30.4	25.6	92.6	78.7
Net share-based compensation	11,13	4.6	12.6	30.1	40.2
Total employee costs		1,128.2	974.9	3,296.4	2,886.9
Direct labor		696.7	595.7	2,005.9	1,748.9
Indirect labor		431.5	379.2	1,290.5	1,138.0
Total employee costs		1,128.2	974.9	3,296.4	2,886.9

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2024	F-19	Stantec Inc.

15.Net Interest Expense and Other Net Finance Expense

	For the quarter ended September 30,		For the three quarters ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Total net interest expense	26.7	25.1	78.0	68.1
Other net finance expense	0.2	1.1	0.5	2.6
Net interest expense and other net finance expense	26.9	26.2	78.5	70.7

Interest expense on the Company’s long-term debt and bank indebtedness for the first three quarters of 2024 was $61.7 (September 30, 2023 – $54.7) (note 8). Interest on lease liabilities during the first three quarters of 2024 was $22.0 (September 30, 2023 - $18.3).

16.Other (Income) Expenses

	For the quarter ended September 30,		For the three quarters ended September 30,
	2024	2023	2024	2023
	$	$	$	$

Realized gain on investments	(0.1)	(0.1)	(4.2)	(0.2)
Unrealized (gain) loss on equity securities	(3.4)	3.1	(7.1)	(4.1)
Other	1.4	1.0	4.4	3.0
Total other (income) expenses	(2.1)	4.0	(6.9)	(1.3)

17.Cash Flow Information
A reconciliation of liabilities arising from financing activities for the three quarters ended September 30, 2024, is as follows:

	Senior Unsecured Notes	Revolving Credit and Term Loan Facilities	Notes Payable	Other Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
January 1, 2024	547.6	487.7	52.0	10.9	579.1	1,677.3
Statement of cash flows
Net proceeds (repayments)	—	457.0	(34.1)	(56.8)	(86.1)	280.0
Non-cash changes
Foreign exchange	—	1.5	3.8	0.6	16.5	22.4
Additions and modifications	—	(4.0)	—	52.4	82.3	130.7
Acquisitions	—	—	98.6	36.6	57.3	192.5
Other	0.3	0.9	(0.6)	1.8	0.6	3.0
September 30, 2024	547.9	943.1	119.7	45.5	649.7	2,305.9

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2024	F-20	Stantec Inc.

A reconciliation of liabilities arising from financing activities for the three quarters ended September 30, 2023, is as follows:

	Senior Unsecured Notes	Revolving Credit Facility and Term Loan	Notes Payable	Other Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
			(Note 3.c)
January 1, 2023	298.6	840.2	6.9	34.6	621.4	1,801.7
Statement of cash flows
Net proceeds (repayments)	250.0	(87.9)	(2.7)	(21.4)	(94.2)	43.8
Transaction costs	(1.2)	—	—	—	—	(1.2)
Non-cash changes
Foreign exchange	—	2.6	—	—	(2.7)	(0.1)
Additions and modifications	—	—	50.6	0.6	60.2	111.4
Other	—	0.8	—	0.3	3.2	4.3
September 30, 2023	547.4	755.7	54.8	14.1	587.9	1,959.9

	For the quarter ended September 30,		For the three quarters ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Supplemental disclosure
Income taxes paid, net of recoveries	23.6	17.9	111.1	109.5
Interest paid, net of receipts	24.1	18.1	69.5	58.5

18.Segmented Information
The Company provides comprehensive professional consulting services worldwide. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities.

Segment performance is evaluated by the CEO based on project margin and is measured consistently with project margin in the consolidated financial statements. Reconciliations of project margin to net income before taxes is included in the consolidated statements of income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2024	F-21	Stantec Inc.

Reportable segments

	For the quarter ended September 30, 2024
	Canada	United States	Global	Consolidated
	$	$	$	$

Gross revenue from external customers	438.6	1,034.3	456.5	1,929.4
Less subconsultants and other direct expenses and net revenue inter-segment allocations	67.1	258.4	79.1	404.6
Total net revenue	371.5	775.9	377.4	1,524.8
Project margin	197.4	426.1	204.6	828.1

	For the quarter ended September 30, 2023
	Canada	United States	Global	Consolidated
	$	$	$	$

Gross revenue from external customers	360.6	974.2	358.4	1,693.2
Less subconsultants and other direct expenses and net revenue inter-segment allocations	44.7	262.6	69.1	376.4
Total net revenue	315.9	711.6	289.3	1,316.8
Project margin	168.8	398.6	153.7	721.1

	For the three quarters ended September 30, 2024
	Canada	United States	Global	Consolidated
	$	$	$	$

Gross revenue from external customers	1,229.8	3,044.0	1,266.7	5,540.5
Less subconsultants and other direct expenses and net revenue inter-segment allocations	163.9	758.6	229.8	1,152.3
Total net revenue	1,065.9	2,285.4	1,036.9	4,388.2
Project margin	567.0	1,256.2	559.1	2,382.3

	For the three quarters ended September 30, 2023
	Canada	United States	Global	Consolidated
	$	$	$	$

Gross revenue from external customers	1,068.9	2,732.2	1,069.5	4,870.6
Less subconsultants and other direct expenses and net revenue inter-segment allocations	129.7	710.2	206.7	1,046.6
Total net revenue	939.2	2,022.0	862.8	3,824.0
Project margin	503.6	1,113.5	458.0	2,075.1

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2024	F-22	Stantec Inc.

The following tables disclose the disaggregation of non-current assets by geographic area and revenue by geographic area and services:

Geographic information

	Non-Current Assets		Gross Revenue
	September 30	December 31	For the quarter ended September 30,		For the three quarters ended September 30,
	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$
		(Note 3.c)

Canada	700.3	541.0	438.6	360.6	1,229.8	1,068.9
United States	1,923.7	1,848.9	1,034.3	974.2	3,044.0	2,732.2
United Kingdom	365.6	163.2	159.2	100.8	417.3	307.4
Australia	360.3	338.3	107.1	113.1	316.9	348.8
Other geographies	503.4	158.3	190.2	144.5	532.5	413.3
	3,853.3	3,049.7	1,929.4	1,693.2	5,540.5	4,870.6

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Gross revenue is attributed to countries based on the location of the project.

Gross revenue by services

	For the quarter ended September 30,		For the three quarters ended September 30,
	2024	2023	2024	2023
	$	$	$	$

Infrastructure	532.4	442.7	1,520.7	1,304.0
Water	397.0	355.8	1,168.3	1,025.2
Buildings	423.2	337.8	1,227.1	924.5
Environmental Services	395.3	374.1	1,089.3	1,053.0
Energy & Resources	181.5	182.8	535.1	563.9
Total gross revenue from external customers	1,929.4	1,693.2	5,540.5	4,870.6

Performance will fluctuate quarter to quarter. The first and fourth quarters historically have lower revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. Despite this quarterly fluctuation, the Company has concluded that it is not highly seasonal in accordance with IAS 34.

Customers
The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

19.Event after the Reporting Period

Dividends
On November 7, 2024, the Company declared a dividend of $0.21 per share, payable on January 15, 2025, to shareholders of record on December 31, 2024.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2024	F-23	Stantec Inc.